GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW

600 MADISON AVENUE   14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008       TELEFAX: (212) 688-7273
http://www.golawintl.com

CORRESPONDENCE

June 12, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director,
Division of Corporation Finance

Re:	Biostar Pharmaceuticals, Inc.
Amendment No. 4 to the registration statement on Form S-1
Filed June 12, 2008
File No. 333-147363

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of May 22, 2008 to our client, Biostar Pharmaceuticals, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

Amendment No. 4 to registration statement on Form S-1/A

General

1.	The financial statements are now stale. Please update the audited financial statements to include through the period ended March 31, 2008.

The Company has made revisions in accordance with the Staff’s comment. Please see the financial statements of the Company as of and for the three months ended March 31, 2008 beginning on Page F-2 of the registration statement.

2.
As there are limitations under PRC law as to how and whether a non-PRC entity can acquire a PRC entity, please provide a legal analysis regarding the legality under PRC law of the acquisition and/or ownership of Shaanxi Biostar by Biostar, a non-PRC entity.

Mr. Jeffery P. Riedler
June 12, 2008

The Company advises the Staff that there are no limitations or uncertainties under PRC law regarding the ownership of Shaanxi Biostar, a PRC company and wholly foreign owned entity (“WFOE”), by the Company, a non-PRC entity. As disclosed in the registration statement, the Company was incorporated in the State of Maryland on March 27, 2007 and formed Shaanxi Biostar BioTech, Ltd as its wholly owned PRC subsidiary on June 15, 2007. The establishment of the WFOE by the Company was in compliance with U.S. and PRC law and procedures.

The PRC State Counsel publishes guidelines restricting foreign control of certain industries. The PRC State Counsel Foreign Investment Industry Guidance Index (the “Index”) was initially promulgated in 1995 and last revised on October 31, 2007. The Index divides industries into three categories, Encouraged Industries, Limited Industries and Prohibited Industries. Any business that is categorized as an Encouraged Industry indicates that a foreign entity may fully control a PRC operating entity in that industry. The Company’s PRC counsel has reviewed the Index and has determined Aoxing Pharmaceutical is an Encouraged Industry, and the Company, through Shaanxi Biostar, may control Aoxing Pharmaceutical as set forth in the Management Entrustment Agreement.

Risk Factors

General

3.
Under the Management Entrustment Agreement as described on page 43, it appears that Shaanxi Biostar, a PRC company, has the right to receive the profits of Aoxing Pharmaceutical, a PRC company. Please add a risk factor following the risk factor entitled "The loss of Aoxing Pharmaceutical as our operating business…" on page 12, discussing the possibility, if applicable, that the profits transferred from Aoxing Pharmaceutical to Shaanxi Biostar may not be transferable to the registrant. This new risk factor should also discuss any PRC law issues, or other factors, that could affect the ability of Shaanxi Biostar to upstream profits to the registrant.

As discussed further in the Company’s response to Comment 6 herein, the Company’s PRC counsel has advised it that the Management Entrustment Agreement is legal and enforceable under PRC law, including the right of Shaanxi Biostar to receive profits from Aoxing Pharmaceutical. The Company has been advised by its PRC counsel that PRC law does not prohibit the issuance of a dividend from Shaanxi Biostar to the Company. In light of these facts, as discussed with the Staff, the Company believes a risk factor discussing the ability of Shaanxi Biostar to upstream profits to the registrant is not necessary.

"The loss of Aoxing Pharmaceutical as our operating business . . .," page 12

4.	We note your statement on page 12, "We do not directly own Aoxing Pharmaceutical." Please revise your disclosure to clarify that you have no equity ownership interest in Aoxing Pharmaceutical.

Mr. Jeffery P. Riedler
June 12, 2008

The Company has made revisions in accordance with the Staff’s comment. Please see page 12 of the registration statement.

5.
We note your response to Comment 3 and reissue the comment in part. Please clarify in this risk factor that the Management Entrustment Agreement was not entered into as a result of arms' length negotiations, because the parties to the agreement are under common control.

The Company has made revisions in accordance with the Staff’s comment. Please see page 12 of the registration statement.

6.
Please refer to your response to Comment 3. We note that you have made revisions to your filing reflecting the fact that the Management Entrustment Agreement is enforceable under PRC law. However, in Amendment No. 2 you address the possibility of the agreement being unenforceable under PRC law. Please explain how you have come to this new conclusion. Please tell us whether you have obtained an opinion from counsel regarding this issue and the enforceability of the Management Entrustment Agreement under PRC law. If you have sought an opinion of PRC counsel regarding enforceability of the agreement under PRC law, please expand your disclosure to identify PRC counsel, state counsel's opinion on this issue, and file counsel's consent as an Exhibit 99 to your registration statement. If counsel is unable to opine regarding the legality and enforceability of the agreement under PRC law, please explain why no opinion can be rendered. We may have further comment.

The Company revised its answer to Comment 2 in Amendment No. 2 based on discussions with Global Law Office who have informed us that the Management Entrustment Agreement is legal and enforceable under PRC law. The Company has referred to this opinion of Global Law Officer regarding the legality and enforceability in the registration statement and has filed PRC counsel’s consent as an exhibit to the registration statement.

The Company has made revisions in accordance with the Staff’s comment. Please see pages 8 and 45 of the registration statement.

"We may require additional financing in the future . . ." and "We through our subsidiary Shaanxi Biostar or Aoxing Pharmaceutical may engage in future acquisitions . . .," page 13

7.
These two risk factors infer that Aoxing Pharmaceutical's normal mode of financing would be for the registrant to sell equity or borrow funds and forward any proceeds to Aoxing Pharmaceutical. If this is the case, please clarify this in each risk factor, and elsewhere in your filing as may be appropriate.

The Company has made revisions in accordance with the Staff’s comment. Please see pages 8, 13, and 46 of the registration statement.

8.	Please also clarify in these risk factors that the registrant will be the obligor on debt, or will sell its own securities as applicable, and that any proceeds will go to Aoxing Pharmaceutical.

Mr. Jeffery P. Riedler
June 12, 2008

The Company has made revisions in accordance with the Staff’s comment. Please see page 13 of the registration statement.

"The fluctuation of the Renminbi may harm your investment," page 23

9. We note your response to Comment 8 and reissue the comment in part.

•	Please expand your disclosure to state the exchange rate of the U.S. dollar versus the Renminbi on the latest practicable date.
•
We note your added disclosure regarding the hypothetical change in the exchange rate, but your last calculation appears to be incorrect. With an exchange rate of $1 = RMB 6.9855, a 15% depreciation in the Renminbi would result in a new exchange rate of $1 = RMB 8.0333. Thus, if you raise $1,000,000 and the Renminbi depreciates against the U.S. dollar by 15%, then proceeds would be worth RMB 8,033,300 rather than RMB 6,985,500,000 prior to the depreciation.

The Company has made revisions in accordance with the Staff’s comment. Please see page 23 of the registration statement.

Management's Discussion and Analysis of Financial Condition And Results of Operations

Liquidity and Capital Resources, page 36

10.
It appears from the disclosure in this section that Biostar funds Aoxing Pharmaceutical's operations directly or indirectly through Shaanxi Biostar. Please expand your disclosure here and on pages 42-43 where you discuss your agreements with Aoxing Pharmaceutical and its principals to discuss that these arrangements exist and how these advances are treated under the transaction agreements (i.e., as loans, gifts, etc.).

The Company has made revisions in accordance with the Staff’s comment. See pages 35, 39 and 46 of the registration statement.

Results of Operations, page 37

Cost of Sales, page 38

11.
Please refer to your revised disclosure in response to our prior Comment 10. With respect to your cost of sales discussion, it does not appear that cost of sales increased proportionately with net sales. Please revise your disclosure to provide an analysis explaining the underlying reasons for the changes in cost of sales.

Mr. Jeffery P. Riedler
June 12, 2008

The Company has made revisions in accordance with the Staff’s comment. See pages 37 and 40 of the registration statement.

Critical Accounting Policies, page 40

12.
Please refer to your response to our prior Comment 11. It appears that you sell your product to retail pharmacies and distributors, not the end users of your product. As your response only dealt with the end user, please tell us and disclose your customers' ability to return products. In addition, please tell us how you were able to use historical sales returns as the basis for recording zero return allowances when sales have increased 176% in total and as much as 326% in some product lines.

The Company does not allow its customers to return products. The Company’s customers can exchange products only if they are damaged in transportation. The Company’s historical sales exchange as a percentage of sales are equal to zero. The Company’s practice is consistent with industry manufacturing standards and the practices in the consumer marketplace.

When estimating future sales returns, the Company considers its return policy, its historical sales return, its increase in current sales and the materiality of the estimated sales return amount. The Company has concluded that recording a zero sales return allowance is reasonable because of the following reasons:

1.
The Company does not permit its customers to return its products. As a result, the Company’s historical rates of sales return are zero. As long as this is the Company’s policy, the future sales return rate will still be zero and independent of any increase in sales.

2.
As discussed in Comment 11 above, the increase in the Company’s sales was due in part to selling its products at a higher price. As a result, a portion of the Company’s increase in sales was not attributable to an increase in the volume of goods sold, so the probability of transportation related damage to the products, which relates more to the volume of goods sold, would not increase correspondingly. Thus, the increase in sales attributable to a price increase would not result in either more returns or cause an increase in sales exchanges due to damage in transportation.

3.
Even though a portion of the increase in sales is attributable to the increase in the volume of the Company’s products being shipped, there’s no reasonable way for the Company to estimate the likelihood of an increase in damages to its products caused by transportation carriers. Transportation damage is not directly related to the increase in the size or volume of shipment. The Company has no reason to believe that an increase in sales volume will cause an increase in transportation related damage to its products as historically, the transportation related damage appeared to be random, occasional and de minimis. Thus, an increase in sales exchanges is not probable due to increases in the volume of our products shipped.

Mr. Jeffery P. Riedler
June 12, 2008

4.	Our auditors performed additional testing, such as subsequent cash collection to ensure no sales return allowances were actually extended to the Company’s customers.

Description of Business

Continue to Develop and Market New Products, page 53

13.
We note your response to Comment 17 and reissue the comment in part. We note your statement on page 54 regarding your development agreement with College of Life Sciences of Northwest University, "The fees to be paid Northwest University for new drug development will be made under a separate agreement." Please expand your disclosure to state when you expect that this development agreement will be entered into by the parties.

At the current time the Company does not know when a development agreement will be entered into by the parties. The agreement will be executed when the Company has identified a drug for research and development and the parties agree upon a fee.

The Company has made revisions in accordance with the discussion above. Please see page 58 of the registration statement.

Research and Development, page 56

14.
Please refer to your response to Comment 18. We note that you disclose on page 60 that Aoxing Pharmaceutical spent 200,000 RMB on research and development during fiscal 2006 and 500,000 during fiscal 2007. This expense totals 700,000 RMB for fiscal 2006 and 2007. However, in Amendment No. 2 you disclose that Aoxing Pharmaceutical spent 1.2 million RMB on research and development during the last two fiscal years. Please explain this inconsistency.

In Amendment No. 2 the Company estimated its total expenditures on research and development were 1,247,000 RMB. In amendment No. 3 the Company intended to state that it estimated that it spent 200,000 RMB in fiscal year 2006 and 1,000,000 RMB in fiscal year 2007. The disclosure for fiscal year 2007 was a typographical error. The Company has included estimates for fiscal years ended 2005-2007.

The Company has made revisions in accordance with the discussion above. Please see page 60 of the registration statement

Security Ownership of Certain Beneficial Owners and Management, page 60

15.
We note your response to Comment 20 and reissue the comment in part. It appears that there should be separate BVI trust agreements regarding the creation of the trust, which appears to be required by the Share Pledge Agreement. Please file these trust agreements as exhibits to your registration statement.

Mr. Jeffery P. Riedler
June 12, 2008

The Company respectfully submits that disclosure of the BVI Trust Agreements are not material information that require disclosure under the Securities Act of 1933, as amended or any of the rules and regulations promulgated thereof. However, as discussed with the Staff, the Company agrees to file a form of BVI Trust Agreement as an exhibit to the registration statement.

Wang Ronghua, Yan Wang, Rongfa Wang, Rangmei Wang, Xuezhu Cao, Yuxing Wang, Xiaoru An, Ao Quanfang, Wenying Tang, Hongxia Qin, Gang Wu, Weiping Wu, Rong Bai, Jin Wu (collectively the “Aoxing Shareholders”), Shaanxi Biostar and Aoxing Pharmaceutical entered into the Management Entrustment Agreement whereby the Aoxing Shareholders agreed to grant Shaanxi Biostar, the wholly owned subsidiary of the Company, control of Aoxing Pharmaceutical without a physical exchange of Aoxing Pharmaceutical’s common stock. As consideration for executing the Management Entrustment Agreement, the Aoxing Shareholders received a pro rata allocation of shares of the Company’s common stock.

The shares of the Company’s common stock that were issued to the Aoxing Shareholders are personal property of the Aoxing Shareholders. The Aoxing Shareholders have indicated to the Company that they have elected to hold their shares of the Company’s common stock in BVI trusts for estate planning purposes. They have indicated to the Company that the shares would revert back to the respective Aoxing Shareholders or their heirs upon termination of the trusts. The Company has disclosed those Aoxing Shareholders holding over 10% of the Company’s outstanding common stock as beneficial owners of its common stock in the registration statement as required under Item 403 of Regulation SK. The Company respectfully submits that the decision by any Aoxing Shareholder to place his or her personal property consisting of the Company’s common stock into a trust has no material impact whatsoever on the Company or its other investors, so long as the person retaining voting and dispositive power over the shares are properly identified in the registration statement. The disclosure of the BVI trust agreements will provide no more additional material information to investors than has already been disclosed in the registration statement. On the other hand, the disclosure of trust documents permits the public to review the private documents of individuals.
Since the Company is not a party to any of the BVI trust agreements, it is not a material contract of the Company requiring disclosure as an exhibit under Item 601 of Regulation SK. The Company is not aware of any other requirement in Regulation SK requiring a registrant to disclose the governing documents of a trust or the organizational documents of a company that holds a registrant’s stock.

The Share Pledge Agreement does not require the creation of a BVI trust by any of the parties thereto. The parties to the Share Pledge Agreement are the Aoxing Shareholders and Shaanxi Biostar. Each of the foregoing individuals pledged the stock that they hold as the shareholders in name only of Aoxing Pharmaceutical as a guaranty of all of their obligations under the Management Entrustment Agreement, Voting Proxy Agreement and the Exclusive Option Agreement. Thus the purpose of the Share Pledge Agreement is to pledge the equity of Aoxing Pharmaceutical and is not related in any way to the shares of the Company’s common stock held by the Aoxing Shareholders.

Mr. Jeffery P. Riedler
June 12, 2008

For the foregoing reasons, the Company respectfully believes that the filing of the Aoxing Shareholder’s trust agreements is neither material nor required by the applicable securities laws and regulations promulgated by the Securities and Exchange Commission.

Nevertheless, the Company has filed a form of the BVI trust Agreement substantially in the form that was executed by the Aoxing Shareholders as Exhibit 99.2 to the registration statement.

Executive Compensation, page 64

16.
It appears that since Biostar consolidates the financial statements of Shaanxi Biostar and Aoxing Pharmaceuticals, the "Executive Compensation" section should include compensation paid by these entities as well. Please revise.

The Company has made revisions in accordance with the Staff’s comment. Please see page 69 of the registration statement.

Financial Statements — December 31, 2007

Index to Financial Statements, page 67

Report of Independent Registered Public Accounting Firm, page F-1

17.
Please refer to your response to our prior Comment 23. The audit firm Clement Chan & Co Certified Public Accountants is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.govidivisions/corpfin/internatl/cfirdissues1104.htm#P3 I 3_42976. We may be unable to complete our review and accept the reports of Clement Chan & Co Certified Public Accountants until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Clement Chan & Co Certified Public Accountants should inquire with Kevin Stout, Staff Accountant, in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Clement Chan & Co Certified Public Accountants' plans to complete this process.

Mr. Jeffery P. Riedler
June 12, 2008

As disclosed in the Company’s prior response to Comment 23, our auditors Morgenstern , Svoboda & Baer, CPA’s, P.C (“Morgenstern”) are involved at every level of the audit and supervise all work performed by the accounting staff from Clement C. W. Chan & Co. (“Clement Chan”). Morgenstern is a certified public Accountant and a registered PCAOB member with knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements.

As a result, submission of the Company’s financial statements in the registration statement by our auditor should be based on the credentials and experience of Morgenstern who has utilized accounting staff from Clement Chan to assist in some of the field work in China We draw your attention to the following additional points:

1.
Clement Chan is not issuing audit reports for the Company’s financial statements to be included in its SEC filing. Morgenstern is the issuing auditor of the audited reports. Morgenstern does not rely in any material respect on the work of Clement Chan when issuing its auditors’ report. Morgenstern engaged Clement Chan as subcontractor to provide accounting staff to assist in a portion of the field work in China when auditing the Company’s China operation. The accounting staff from Clement Chan is under the supervision of the manager and partner of Morgenstern. Morgenstern performed its own due diligence as to the knowledge and experience of Clement Chan and its accounting staff and made a determination that Clement Chan was capable of providing qualified staff to perform the tasks requested of them. Moreover, Clement Chan is a registered member of the PCAOB, a credential that Morgenstern considered when contracting with Clement Chan for utilizing its accounting staff.

2.	Morgenstern is an U.S. accounting firm and registered member of the PCAOB that routinely audits financial statements that are prepared in accordance with US GAAP and filed with the Commission.

3.
The Company is not a foreign issuer required to file form F-1 registration statement and Form 20-F. It is a U.S. domestic issuer with operations in China filing on Form S-1 and upon the declaration of the effectiveness of the S-1 will subsequently file Forms 10-Ks and 10-Qs.

4.
Please note that the Company does not believe that Rule 3-09 of Regulation S-X applies to the Company’s financial statements. Rule 3-09 applies to “Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent or Less Owned Persons.” Shaanxi Biostar is the Company’s majority-owned subsidiary and Aoxing Pharmaceutical is reported as its variable interest entity with their financial results being consolidated into the Company’s in compliance with U.S GAAP

Notes to Consolidated Financial Statements, page F-7

Note 4 — Series A Convertible Preferred Stock, page F-16

Mr. Jeffery P. Riedler
June 12, 2008

18.
Please refer to your response to our prior Comment 24. Please provide to us your analysis and calculation of the beneficial conversion feature resulting from the issuance of the Series A convertible preferred stock. In so doing, tell us how you considered the value of the warrants issued in this transaction in determining the amount of the BCF.

Upon completion of the automatic conversion of the Series A Preferred Stock into common stock, the Company will record a deemed dividend and as an increase in additional paid-in capital, the intrinsic value of the beneficial conversion feature (the "BCF"). The intrinsic value of the BCF will be the difference between the fair value of the common stock received upon conversion and the amount of proceeds to be allocated to the BCF. The amount to be allocated to the BCF is the difference between the $725,000 proceeds received and the fair value of the warrants which is calculated using Black-Scholes option pricing model.

The followings present the Black-Scholes calculation for the fair value of the warrants at 12/31/07 and the calculation for the value of the BCF of the preferred stock at 12/31/07.

Fair value of warrants at 12/31/07

Standard Deviation	0.80128
Variance	0.64205
Time to expiration (in years) (T)	3.00
Risk-free interest rate (annual) (r)	3.00%
Current stock price (S0)	$2.00
Exercise price (X)	$1.00
Dividend Yield	0.00%

Black-Scholes Call Value	$1.3819

number of warrants	72,500
fair value (1.3819x72,500)	100,185

Value of BCF of preferred stock at 12/31/07

Total proceeds	725,000
Less: Fair value of warrants	100,185
Proceeds allocated to convertible preferred stock	624,815
Number of shares to be issued upon conversion of preferred stock	1,088,588
Effective conversion price of preferred stock (624,815/1,088,588)	0.57
Assumed market price of common stock	2.00

Intrinsic value per share (2-0.57)	1.43
Value of beneficial conversion (1.43x1,088,588)	1,552,361

Mr. Jeffery P. Riedler
June 12, 2008

The Company has made revisions in accordance with the Staff’s comment. See pages F-13 to F14 and F-34 of the registration statement.

Note 7 — Income Taxes, page F-17

19.
Please refer to your revised disclosure in response to our prior comment number 29. It is unclear how you fully complied with the disclosure requirements of FIN 48. Please provide the disclosures required under paragraph 21 of FIN 48.

The Company has made revisions in accordance with the Staff’s comment. See pages F-10, F-16, F-31, and F-36 of the registration statement.

Exhibits, page 102

20.
Please refer to your response to Comment 3. We note that you filed with your Amendment No. 3 the Amended and Restated Entrusted Management Agreement, dated May 6, 2008, as Exhibit 10.1. Section 1.2 of the Agreement indicates that there are three ways in which the Agreement may be terminated. However, pages 12 and 42 of your registration statement indicate that there are only two ways in which the Agreement may be terminated. Please clarify this inconsistency. If there is a mistake in the exhibit, please amend the exhibit and re-file it, as the mistake may be misleading to investors.

There are only two ways the Amended and Restated Entrusted Management Agreement can be terminated. The Company has refilled Exhibit 10.1 to reflect the correct translation of the agreement.

21.	Please have your independent accountants revise their letter of consent in Exhibit 23.1 to reference the appropriate registration form and amendment number.

The independent accountants’ letter of consent has been revised in accordance with the Staff’s comment and filed as Exhibit 23.1.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffery P. Riedler
June 12, 2008

Thank you for your considerations and courtesies in this matter.

Sincerely yours,

/s/ Robert Newman
RN:jw

Cc:	Mr. Ronghua Wang
Biostar Pharmaceuticals, Inc.